From the CEOs

Fellow shareholders,

We closed out calendar year 2017 with another strong quarter of financial, customer and product growth. Revenue for the quarter was $212.6 million, up 43% year-over-year, with free cash flow of $67.8 million. As of December 31, 2017 we counted 112,571 companies as customers, 4,825 of whom were added in the quarter. This is the most net new customers we've ever added in a single quarter and another milestone on our way to unleashing the potential of every team.

We saw solid demand across all our deployment options—Cloud, Server, and Data Center. We continue to land and expand with customers of all sizes, and across numerous industries and geographies.

Of course, results like these don't "just happen." They're driven by product innovations that make our customers more productive, the incredible ecosystem of vendors that partner with us, and the vibrant community of users we connect with through events like the upcoming Team Tour—all of which you'll hear more about below. We'll also touch on our expanding U.S. footprint and the newest member of our executive team.

Jira Service Desk embedded portals: coming to a site near you

No matter what business you're in, whether your customers are internal or external, they're demanding easier access to service. That's why Jira Service Desk users can now embed a mini help portal that lets their customers raise service requests from any web page on their website or intranet, without having to navigate to a separate page on a different part of the site. It's like a help button at each customer's fingertips when they need it most. The embedded portal first responds with answers stored in a knowledge base, so customers get the help they need without creating a barrage of new service tickets. With in-context help and fast access to troubleshooting information, Jira Service Desk is creating better experiences for both customers and service teams.



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ATLASSIAN Q2 FY18 2

Atlassian Home surfaces your most important work

Imagine opening your computer each day and seeing all your highest-impact items collected into one place, no matter which tools you use to do your work. That is the vision of Atlassian Home—one of the exciting pillars of the Teamwork Platform we announced at Summit in September. By analyzing user interactions and data from across our products, we can now automatically surface the work that is most important to you, such as relevant Confluence pages or Jira issues.

We began testing Home in October with our Jira and Confluence Cloud customers, and have received promising early feedback that will shape its development. In the words of one customer, "I mainly live in the new Home. The notification center is probably one of the best features that you could have introduced."

We'll soon be adding Stride, Bitbucket, and Trello data to Home. The more data and products we add to Home, the more insights and value we can add to our customers' experience over time.


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Completion of our new Cloud foundation

We're pleased to announce the completion of the cloud infrastructure overhaul we mentioned last quarter (and which our CTO, Sri Viswanath, covered at our investor and financial analyst session in September). We began the migration of Jira and Confluence Cloud customers in early CY17 and are now running all instances on Amazon Web Services (AWS). The migration of Jira and Confluence rounds out our family of Cloud products that are running multi-tenanted on AWS. Along with the ability to ship product updates more efficiently while being more cost-effective over time, the new cloud foundation offers customers better performance and reduced latency thanks to the global

ATLASSIAN Q2 FY18 3

distribution of our AWS data centers. Indeed, over 25% of Jira and Confluence Cloud customers are now hosted in the new AWS center we established in Ireland last May, which will serve a growing proportion of European customers.

Our amazing ecosystem

Our ability to serve teams of all types is seen not only in the breadth of our customer base but also in the vibrant ecosystem surrounding Atlassian. Our Atlassian Marketplace vendors offer more than 3,500 apps that allow customers to tailor our products to their specific needs. The Marketplace has generated over $350 million in total lifetime sales since its inception in 2012.

The growth of the Atlassian ecosystem has enabled many Marketplace vendors to build thriving businesses in their own right. We profile a few of our super-star partners below.

Adaptavist

Adaptavist is a Platinum Solution Partner, exclusively serving the Atlassian ecosystem. They offer Atlassian customers professional services, training, managed services, and road-tested, enterprise-friendly apps through the Atlassian Marketplace. With more than 15,000 copies actively running, their app ScriptRunner for Jira (available for Server and Cloud) is one of the most popular apps in the Marketplace. Adaptavist makes ScriptRunner apps across the Atlassian suite which allow for easy, powerful automation, UI customization, and complex workflow configuration. They launched ScriptRunner for Jira Cloud in September 2016, and the app has seen over 55% customer growth and more than 100% revenue growth in under a year.

xpandit

Portugal-based Xpand IT's bread and butter was providing consulting services to larger markets in countries like Germany and the United Kingdom, until they discovered the Atlassian Marketplace. In 2013, they started building apps for Atlassian products, most notably Xray for automated test management in Jira Software. Since then, Atlassian apps have grown to become a multi-million dollar business for Xpand IT, and they expect to see continued exponential growth for the foreseeable future. Their four apps have netted more than 3,000 customers, including Tesla, Boeing, Intel, Nike and Walmart.

TEMPO

Tempo started as just a few IT consultants working for a firm in Iceland who wanted to use Jira Software to track their hours, since they were already using it to manage their projects. Taking advantage of Jira's freely accessible APIs they built a time tracking app, initially just for their own use. When the Atlassian Marketplace was just getting started, they decided to offer "Tempo Timesheets" there in case anyone else wanted to use it. Turns out a lot of people did. More than a decade later, Tempo has spun off into a standalone company with approximately 100 employees

ATLASSIAN Q2 FY18 4

and 11,000 customers using their core products (their Atlassian apps), as well as the accompanying mobile apps, Chrome extensions, and integrations.

To ensure that we have a ready-made ecosystem in place once our newest product, Stride, becomes available to all users, we hosted StrideCon this past quarter: a week-long event in Saratoga, California that brought Atlassian Marketplace vendors together with members of the Stride team. Over the course of that week, vendors worked with Stride's API, building prototype apps and getting feedback on them. Look for apps that help teams turn conversation into action with Stride in new ways—coming soon to the Marketplace.

Introducing Trello to Japan

In 2013, Atlassian established an office in Yokohama, Japan offering local sales and technical support. Japan has been an important international growth market for us ever since. In November, we were excited to officially introduce Trello to the Japanese market by launching an improved localized product, as well as partnerships with local companies like knowledge-sharing platform Qiita and group chat tool ChatWork as they build integrations with Trello.

Engaging the Atlassian community with the Team Tour

For the past nine years, we've brought teams together at Atlassian Summit to talk tools, practices and all things teamwork. Now we're taking the show on the road. The Atlassian Team Tour starts February 8th in Amsterdam, and will cross the globe with a total of ten stops on three continents. You can find out more at: https://www.atlassian.com/company/events/teamtour.


ATLASSIAN
TEAM TOUR
February through April 2018

ATLASSIAN Q2 FY18 5

The Team Tour serves to augment the thriving community we're creating both on the ground and online. Already, we have more than 1.1 million members registered with the Atlassian Community website—a user-driven Q&A forum (which you can find at https://community.atlassian.com/). Meanwhile, local Atlassian User Groups (AUGs) which meet regularly to share tips and learn about product updates, have grown to include more than 30,000 members in over 150 cities. In just this most recent quarter, more than 3,600 AUG members got together at over 175 events. We're excited to strengthen our relationships with users such as these by engaging with them in person on their home turf.

Expanding our U.S. footprint

We are undergoing expansions that will allow us to continue scaling our employee base in the Bay Area, with Atlassians in San Francisco and Mountain View gearing up for new offices. We're committed to investing in engineering and product development, and recently moved to a bigger space in Mountain View—the heart of Silicon Valley—to help us continue to attract and retain top talent. Just north in San Francisco, we've signed a lease for a larger office, which will be ready for move-in late in CY 2018.

Welcoming new CFO James Beer

We are thrilled to announce that James Beer will join Atlassian as chief financial officer on February 20, 2018. Since 2013, James has served as executive vice president and chief financial officer of McKesson Corporation, overseeing all finance functions. Prior to his tenure at McKesson, James spent eight years as the executive vice president and chief financial officer of Symantec Corporation, managing the worldwide finance organization. Previous to his work at Symantec, James was chief financial officer of AMR Corp. and American Airlines, AMR's principal subsidiary. His track record of scaling businesses will be a huge asset to Atlassian as we continue our journey of creating better ways to work for the Fortune 500,000.

Atlassian's current chief financial officer, Murray Demo, will leave the company at the end of January. We would like to thank Murray for his incredible stewardship as Atlassian's chief financial officer and as a board member over the past six years. We wish him the best in his future endeavors.

Best Wishes,

Mike Cannon-Brookes and Scott Farquhar



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

ATLASSIAN Q2 FY18 6

Jay Simons
President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chips, thanks to a highly automated sales model that allows us to target the Fortune 500,000.

We finished the second quarter of fiscal 2018 with 112,571 customers, thanks to the addition of 4,825 net-new customers this quarter. Over three-quarters of our net-new customers in Q2'18 chose one or more of our Cloud products.

Customers

Period ended



51,636
54,262
57,431
60,950
65,673
68,837
85,031*
89,237
107,746**
112,571
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Some of the new customers we added during the quarter include luxury brand Ferragamo, financial services institution HSBC India, digital media company Oath, the adaptive WiFi system maker Plume, Germany cable provider PŸUR and the U.S. division of automaker Mazda.

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, we'd like to share a handful of the

ATLASSIAN Q2 FY18 7

stories our customers share with us each quarter. These examples illustrate the breadth of application and versatility of our products, as well as how we expand across teams, departments and customer organizations.

The Trade Desk

Standardizing on Jira Service Desk

The Trade Desk, the fast-growing global technology platform for advertising buyers, turned to Jira Service Desk when it couldn't qualify, hire, or onboard new employees quickly enough to keep up with its rapid pace of growth. Having built a sophisticated automation engine to find the best placements at the right prices for ad buyers, The Trade Desk is committed to automation—so they brought in cPrime, an Atlassian Solution Partner, to deploy Jira Service Desk to automate repetitive tasks in the hiring and on-boarding process.

Prior to adopting Jira Service Desk, The Trade Desk People Ops team used disparate applications to on-board new hires, which created challenges in continuity and organizational scalability. Without a central location for the team to review and track the tasks and stages of the on-boarding process, email volumes ballooned and accountability became a challenge. The lack of sufficient data hindered both decision-making and analysis for improvement opportunities.

Standardizing on Jira Service Desk has improved workflow efficiency and transparency for the People Ops team. Jira Service Desk brings every participant in the on-boarding process into a central tool, where they can work together on a single version of a People Ops request. Requests and issues can now be easily tracked. Jira Service Desk also automates data collection and analysis, automatically reporting status, volume, types of requests and other data. With automated data mining, The Trade Desk can evaluate the volume of requests that come into People Ops, and the average time it takes to resolve each request.

The result of all these changes is clear. Before the deployment of Jira Service Desk, The Trade Desk internal customer satisfaction ratings for fulfillment were averaging below 60%—following the deployment, customer satisfaction scores have not fallen below 99%.

FlixBus

Atlassian touching all teams

FlixBus, Europe's largest intercity bus network, was looking for the right tools to help it to seize upon the opportunity created in 2013 when Germany deregulated its railway system, breaking up a long-standing transportation monopoly. FlixBus turned to Atlassian as it developed the first point-to-point application for bus service across Europe and other applications to manage a bus service in the region. Using Trello for brainstorming, Jira Software for development, and Confluence for collaborating on documents, today FlixBus' intercity bus service has 200,000 daily connections to 1,200 destinations in 26 countries.

ATLASSIAN Q2 FY18 8

FlixBus attributes much of its success to the technology advancements it has built with Atlassian. In addition to the FlixBus website and apps, FlixBus has built homegrown applications including network planning and dynamic price management systems, providing customers up-to-the-minute bookings and competitive pricing. Trello facilitates a free-form exchange of ideas between tech teams on software features and bug resolution. When projects are ready for development, the teams transition to Jira Software for efficient, structured workflows. By standardizing on Jira Software for development, FlixBus can deliver full reporting and transparency across product owners, engineers, data analysts, business intelligence, UX and UI design, and program managers.

Outside of development, everyone at FlixBus is encouraged to use Trello for brainstorming and project management. HR relies on Trello to manage the recruitment process and collaborate with the creative team on recruitment materials. "Trello is so easy to use. That's one of its biggest advantages. Anyone in the company can share, contribute, and comment, as well as start sprints, automate reports, and manage their workflow," says Thorsten Schäffler, FlixBus director of product. “And Confluence has been essential for creating and sharing documentation on projects, organizational structure, and resource allocation.”

FlixBus has also adopted Jira Service Desk to track progress on any number of internal ticketing requests, from internal IT support to reporting bugs on Flixbus apps. In addition, a group of Flixbus “watchdogs” use Jira Service Desk to report bus service issues, such as bus departure or arrival delays.

FlixBus is leading a competitive new field, thanks to innovations built with the help of Atlassian. “Atlassian has been with us since the beginning,” says Schäffler. “When we were first figuring out if the start-up could work, Trello gave us the freedom to brainstorm what countries to start with and how to build the platform, Confluence enabled us to formalize and document our plans, and then Jira gave us the structure to take action and report on results.”

As FlixBus adds miles to its odometer, Atlassian is helping the company scale successfully, driving effective teamwork, communication, and transparency on any type of project.

Global electronics company

Spreading from R&D to business teams

We've seen rapid adoption of Atlassian products at one of the world's largest electronics companies. One of the company's R&D offices, with over 400 employees, began using our products three years ago in an effort to improve communication and transparency. The team created an integrated system for project and help desk management using Jira, Confluence, Crowd, and Jira Service Desk that achieved their goals, and improved efficiency to boot. The success experienced by this first R&D team has led other company R&D teams around the globe to adopt Atlassian products.

As the company's R&D teams became champions of Atlassian, business teams became eager to adopt our products. The company's HR teams were drowning in spreadsheets and emails before they turned to Jira Core. Now, Jira Core serves as the foundation for tracking potential candidates, as well as for a newly created on-boarding system that manages requisitions and candidates.

Between R&D, HR and all the other teams now using our products, this customer spends over $1 million annually with Atlassian.

ATLASSIAN Q2 FY18 9

Murray Demo
Chief Financial Officer

Financial highlights

Second quarter fiscal 2018 financial summary

(U.S. $ in thousands, except per share data)

	Three Months Ended December 31,	
IFRS Results	2017	2016
Revenue	$212,626	$148,909
Gross profit	$169,462	$122,010
Gross margin	*79.7%*	*81.9%*
Operating loss	($15,256)	($2,639)
Operating margin	*(7.2%)*	*(1.8%)*
Net loss	($65,230)	($1,698)
Net loss per share - diluted	($0.28)	($0.01)
Non-IFRS Results		
Gross profit	$177,936	$125,713
Gross margin	*83.7%*	*84.4%*
Operating income	$44,412	$27,584
Operating margin	*20.9%*	*18.5%*
Net income	$31,002	$21,664
Net income per share - diluted	$0.13	$0.09

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release and posted on our Investor Relations website.

Second quarter 2018 results

Revenue

Total revenue for the second quarter of fiscal 2018 was $212.6 million, up 43% year-over-year.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our Cloud products. A portion of this revenue also relates to sales of our Data Center products, which are Server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q2'18, subscription revenue was $95.8 million, up 70% year-over-year.
- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q2'18, maintenance revenue was $80.4 million, up 24% year-over-year.

ATLASSIAN Q2 FY18
10

- License revenue consists of fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q2'18, license revenue was $21.8 million, up 20% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party apps in the Atlassian Marketplace, and for training services. For Q2'18, other revenue was $14.7 million, up 58% year-over-year.

Revenue

U.S. $ in millions (Y/Y growth rate in %)



$137
34%
Q1'17
$149
36%
Q2'17
$160
36%
Q3'17
$174
37%
Q4'17
$194
42%
Q1'18
$213
43%
Q2'18

Revenue by type

U.S. $ in millions (Y/Y growth rate in %)



$137
13%
23%
64%
Q1'17
$149
16%
22%
66%
Q2'17
$160
19%
19%
64%
Q3'17
$174
8%
22%
66%
Q4'17
$194
14%
24%
69%
Q1'18
$213
20%
24%
70%
Q2'18
Subscription
Maintenance
Perpetual License
Other

ATLASSIAN Q2 FY18

11

Margins and operating expenses

IFRS gross margin for Q2'18 was 79.7%, compared with 81.9% for Q2'17. Non-IFRS gross margin for Q2'18 was 83.7%, compared with 84.4% for Q2'17. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our data centers to AWS.

On an IFRS basis, operating expenses were $184.7 million in Q2'18, up 48% from $124.6 million in Q2'17. On a non-IFRS basis, operating expenses were $133.5 million in Q2'18, up 36% from $98.1 million in Q2'17.

- Research and development expense on an IFRS basis was $101.3 million in Q2'18, compared with $69.8 million in Q2'17. Research and development expense on a non-IFRS basis was $74.3 million or 34.9% of revenue in Q2'18, compared with $53.6 million or 36.0% of revenue in Q2'17.
- Marketing and sales expense on an IFRS basis was $44.8 million in Q2'18, compared with $27.4 million in Q2'17. Marketing and sales expense on a non-IFRS basis was $29.7 million or 13.9% of revenue in Q2'18, compared with $24.1 million or 16.2% of revenue in Q2'17. Note that our most recent U.S. Summit user conference occurred during Q1'18, whereas our previous U.S. Summit occurred during Q2'17.
- General and administrative expense on an IFRS basis was $38.6 million in Q2'18, compared with $27.5 million in Q2'17. General and administrative expense on a non-IFRS basis was $29.6 million or 13.9% of revenue in Q2'18, compared with $20.4 million or 13.7% of revenue in Q2'17.

Total employee headcount was 2,408 at the end of Q2'18, an increase of 116 employees since the end of Q1'18. The majority of our headcount growth was in R&D.

IFRS operating loss was $15.3 million for Q2'18, compared with $2.6 million for Q2'17. Non-IFRS operating income was $44.4 million, or 20.9% of revenue for Q2'18, compared with $27.6 million or 18.5% of revenue for Q2'17.

Net income

IFRS net loss was $65.2 million, or ($0.28) per diluted share, for Q2'18, compared with IFRS net loss of $1.7 million, or ($0.01) per diluted share, for Q2'17. Non-IFRS net income was $31.0 million, or $0.13 per diluted share, for Q2'18, compared with $21.7 million, or $0.09 per diluted share, for Q2'17.

During Q2'18, our IFRS income tax expense of $51.0 million included a non-cash charge of $47.3 million. This charge stems from the "write-down" of deferred tax assets (DTAs) on our balance sheet. The charge this quarter was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% ($16.9 million) and an assessment of the realizability of our DTAs ($30.4 million).

Each quarter we assess the realizability of our DTAs against certain criteria, including whether we have a cumulative three-year historical pre-tax IFRS loss, as well as the timing and likelihood of near-

ATLASSIAN Q2 FY18 12

term IFRS profitability. In the current quarter we moved into an IFRS cumulative loss position in the U.S., driven by the amortization of purchased intangibles (related to our acquisitions of Trello and Statuspage) and increases in share based payment expenses (primarily related to our acquisitions).

In the future, we expect to emerge from the IFRS cumulative loss position and restore the DTAs by recording a tax benefit on the income statement and increasing the DTAs on the balance sheet. We have excluded the non-cash charge of $47.3 million from our non-IFRS net income and non-IFRS net income per share results for Q2'18.

Balance sheet

Atlassian finished Q2'18 with $679.1 million in cash and cash equivalents and short-term investments.

Free cash flow

Free cash flow for Q2'18 was $67.8 million, comprised of cash flow from operations of $72.3 million, less capital expenditures of $4.5 million. Free cash flow margin for Q2'18, defined as free cash flow as a percentage of revenue, was 31.9%.

Financial targets for Q3'18 and full year fiscal 2018

	IFRS	
	Three Months Ending March 31, 2018	Fiscal Year Ending June 30, 2018
Revenue	$217 million to $219 million	$853 million to $857 million
Gross margin	80%	80%
Operating margin	(5%)	(8%)
Net loss per share - diluted	($0.08)	($0.48) to ($0.47)
Weighted-avg. shares used in computing diluted IFRS net loss per share	231 million to 233 million	231 million to 233 million

	Non-IFRS	
	Three Months Ending March 31, 2018	Fiscal Year Ending June 30, 2018
Gross margin	83%	84%
Operating margin	17%	19%
Net income per share - diluted	$0.08	$0.47 to $0.48
Weighted-avg. shares used in computing diluted non-IFRS net income per share	244 million to 246 million	242 million to 244 million
Free cash flow	not provided	$260 million to $270 million

Our revenue target for fiscal 2018 includes approximately $20 million of revenue contribution from Trello, and also assumes that the Cloud per-user pricing changes we announced in July 2017 will contribute low single-digit points of annual revenue growth in fiscal 2018.

ATLASSIAN Q2 FY18 13

We expect to incur higher employee costs as part of our annual employee salary increase program, which we typically implement at the beginning of each calendar year, as well as higher employer payroll taxes in Q3'18.

While we are not providing specific financial targets for Q4'18, we do expect our Q4'18 operating margin to be higher than Q3'18. The relative increase in Q4'18 is driven primarily by three factors:

1. Higher revenue and related margin leverage;
2. Higher gross margin; and
3. Lower general and administrative expenses as a percent of revenue.

Due to the successful migration of all our Jira and Confluence Cloud customers to our new Cloud platform on AWS, we have shortened the useful life of our data center equipment to the end of Q3'18. The related accelerated depreciation will be reflected in our Q3'18 cost of revenues, resulting in slightly lower gross margin that quarter, and higher gross margin in Q4'18. Additionally, as we mentioned previously, we have a number of infrastructure projects running in G&A during fiscal 2018 and we expect the related costs to subside in Q4'18.

For our free cash flow target, we continue to expect capital expenditures to be higher in fiscal 2018 than fiscal 2017, due to investments in new leased facilities.

While we do not provide IFRS and non-IFRS effective tax rates targets for full-year fiscal 2018 or fiscal 2019, we expect the recent change in U.S. corporate income tax rates to have a very modest impact on our fiscal 2018 net income. We anticipate greater effective tax rate benefits in fiscal 2019, which begins in July 2018.

ATLASSIAN Q2 FY18
14

Atlassian Corporation Plc

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
Revenues:				
Subscription	$ 95,793	$ 56,326	$ 180,171	$ 106,257
Maintenance	80,362	65,060	156,677	126,801
Perpetual license	21,764	18,210	41,694	35,711
Other	14,707	9,313	27,902	16,927
Total revenues	212,626	148,909	406,444	285,696
Cost of revenues (1) (2)	43,164	26,899	83,254	49,461
Gross profit	169,462	122,010	323,190	236,235
Operating expenses:				
Research and development (1)	101,324	69,758	196,186	137,215
Marketing and sales (1) (2)	44,810	27,416	90,276	52,396
General and administrative (1)	38,584	27,475	74,309	54,391
Total operating expenses	184,718	124,649	360,771	244,002
Operating loss	(15,256)	(2,639)	(37,581)	(7,767)
Other non-operating expense, net	(493)	(251)	(1,158)	(314)
Finance income	1,568	1,441	2,823	2,763
Finance costs	(7)	(38)	(16)	(45)
Loss before income tax benefit (expense)	(14,188)	(1,487)	(35,932)	(5,363)
Income tax benefit (expense)	(51,042)	(211)	(43,292)	1,028
Net loss	$ (65,230)	$ (1,698)	$ (79,224)	$ (4,335)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (0.28)	$ (0.01)	$ (0.35)	$ (0.02)
Diluted	$ (0.28)	$ (0.01)	$ (0.35)	$ (0.02)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	230,208	221,316	229,182	219,910
Diluted	230,208	221,316	229,182	219,910

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
Cost of revenues	$ 3,180	$ 1,505	$ 6,172	$ 2,844
Research and development	27,020	16,159	52,991	33,158
Marketing and sales	6,136	3,089	12,345	6,604
General and administrative	9,015	7,053	17,968	15,723

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016
Cost of revenues	$ 5,294	$ 2,198	$ 10,587	$ 4,400
Marketing and sales	9,023	219	18,045	415

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Q2 FY18 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) (unaudited) 16 December 31, 2017 June 30, 2017 Assets Current assets: Cash and cash equivalents $ 310,905 $ 244,420 Short-term investments 368,194 305,499 Trade receivables 35,273 26,807 Current tax receivables 12,832 12,445 Prepaid expenses and other current assets 22,204 23,317 Total current assets 749,408 612,488 Non-current assets: Property and equipment, net 37,792 41,173 Deferred tax assets 102,980 188,239 Goodwill 311,996 311,900 Intangible assets, net 92,255 120,789 Other non-current assets 12,094 9,269 Total non-current assets 557,117 671,370 Total assets $ 1,306,525 $ 1,283,858 Liabilities Current liabilities: Trade and other payables $ 79,768 $ 73,192 Current tax liabilities 1,178 2,207 Provisions 6,426 6,162 Deferred revenue 284,231 245,306 Total current liabilities 371,603 326,867 Non-current liabilities: Deferred tax liabilities 43,585 43,950 Provisions 3,952 3,333 Deferred revenue 17,468 10,691 Other non-current liabilities 6,493 4,969 Total non-current liabilities 71,498 62,943 Total liabilities 443,101 389,810 Equity Share capital 23,121 22,726 Share premium 453,016 450,959 Other capital reserves 483,936 437,346 Other components of equity 5,804 6,246 Accumulated deficit (102,453) (23,229) Total equity 863,424 894,048 Total liabilities and equity $ 1,306,525 $ 1,283,858

Q2 FY18 Three Months Ended December 31, Six Months Ended December 31, 2017 2016 2017 2016 Operating activities Loss before income tax benefit (expense) $ (14,188) $ (1,487) $ (35,932) $ (5,363) Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities: Depreciation and amortization 20,990 11,253 41,570 19,295 Gain on sale of investments and other assets (16) (65) (32) (407) Net unrealized foreign currency gain (142) (115) (162) (208) Share-based payment expense 45,351 27,806 89,476 58,329 Interest income (1,568) (1,441) (2,823) (2,763) Changes in assets and liabilities: Trade receivables (4,668) (12,695) (8,387) (12,068) Prepaid expenses and other assets (2,624) 2,416 1,143 (2,770) Trade and other payables, provisions and other non-current liabilities 5,105 5,135 6,258 (3,399) Deferred revenue 23,497 16,629 45,702 24,317 Interest received 1,361 1,381 2,791 3,677 Income tax paid, net of refunds (770) (1,418) (2,027) (2,779) Net cash provided by operating activities 72,328 47,399 137,577 75,861 Investing activities Business combinations, net of cash acquired — — — (18,295) Purchases of property and equipment (4,550) (2,907) (7,114) (5,298) Proceeds from sale of other assets — — — 342 Purchases of investments (124,787) (81,628) (227,128) (233,364) Proceeds from maturities of investments 31,119 22,250 81,887 57,100 Proceeds from sales of investments 32,674 86,706 82,058 198,588 Increase in restricted cash (3,009) (3,369) (3,141) (3,369) Payment of deferred consideration — (750) — (935) Net cash provided by (used in) investing activities (68,553) 20,302 (73,438) (5,231) Financing activities Proceeds from exercise of share options 1,278 2,151 2,155 5,868 Net cash provided by financing activities 1,278 2,151 2,155 5,868 Effect of exchange rate changes on cash and cash equivalents (19) (435) 191 (45) Net increase in cash and cash equivalents 5,034 69,417 66,485 76,453 Cash and cash equivalents at beginning of period 305,871 266,745 244,420 259,709 Cash and cash equivalents at end of period $ 310,905 $ 336,162 $ 310,905 $ 336,162 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 17

Atlassian Corporation Plc

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2017	2016	2017	2016
Gross profit				
IFRS gross profit	$ 169,462	$ 122,010	$ 323,190	$ 236,235
Plus: Share-based payment expense	3,180	1,505	6,172	2,844
Plus: Amortization of acquired intangible assets	5,294	2,198	10,587	4,400
Non-IFRS gross profit	$ 177,936	$ 125,713	$ 339,949	$ 243,479
Operating income				
IFRS operating loss	$ (15,256)	$ (2,639)	$ (37,581)	$ (7,767)
Plus: Share-based payment expense	45,351	27,806	89,476	58,329
Plus: Amortization of acquired intangible assets	14,317	2,417	28,632	4,815
Non-IFRS operating income	$ 44,412	$ 27,584	$ 80,527	$ 55,377
Net income				
IFRS net loss	$ (65,230)	$ (1,698)	$ (79,224)	$ (4,335)
Plus: Share-based payment expense	45,351	27,806	89,476	58,329
Plus: Amortization of acquired intangible assets	14,317	2,417	28,632	4,815
Less: Income tax effects and adjustments (1)	36,564	(6,861)	22,062	(14,425)
Non-IFRS net income	$ 31,002	$ 21,664	$ 60,946	$ 44,384
Net income per share				
IFRS net loss per share - basic	$ (0.28)	$ (0.01)	$ (0.35)	$ (0.02)
Plus: Share-based payment expense	0.19	0.13	0.40	0.27
Plus: Amortization of acquired intangible assets	0.06	0.01	0.12	0.02
Less: Income tax effects and adjustments	0.16	(0.03)	0.10	(0.07)
Non-IFRS net income per share - basic	$ 0.13	$ 0.10	$ 0.27	$ 0.20
IFRS net loss per share - diluted	$ (0.28)	$ (0.01)	$ (0.35)	$ (0.02)
Plus: Share-based payment expense	0.20	0.12	0.39	0.25
Plus: Amortization of acquired intangible assets	0.06	0.01	0.12	0.02
Less: Income tax effects and adjustments	0.15	(0.03)	0.09	(0.06)
Non-IFRS net income per share - diluted	$ 0.13	$ 0.09	$ 0.25	$ 0.19
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	230,208	221,316	229,182	219,910
Plus: Dilution from share options and RSUs (2)	13,170	13,288	13,124	14,487
Weighted-average shares used in computing diluted non-IFRS net income per share	243,378	234,604	242,306	234,397
Free cash flow				
IFRS net cash provided by operating activities	$ 72,328	$ 47,399	$ 137,577	$ 75,861
Less: Capital expenditures	(4,550)	(2,907)	(7,114)	(5,298)
Free cash flow	$ 67,778	$ 44,492	$ 130,463	$ 70,563

(1) Amount includes a non-cash charge of $47.3 million to income tax expense during the three months ended December 31, 2017 as a result of the write-down of Atlassian's deferred tax assets. The charge was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% and Atlassian's assessment of the realizability of its deferred tax assets.

(2) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2017 and 2016 because the effect would have been anti-dilutive.

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Q2 FY18 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 19 Three Months Ending March 31, 2018 Fiscal Year Ending June 30, 2018 Revenue $217 million to $219 million $853 million to $857 million IFRS gross margin 80% 80% Plus: Share-based payment expense 1 1 Plus: Amortization of acquired intangible assets 2 3 Non-IFRS gross margin 83% 84% IFRS operating margin (5%) (8%) Plus: Share-based payment expense 15 20 Plus: Amortization of acquired intangible assets 7 7 Non-IFRS operating margin 17% 19% IFRS net loss per share - diluted ($0.08) ($0.48) to ($0.47) Plus: Share-based payment expense 0.14 0.72 Plus: Amortization of acquired intangible assets 0.06 0.24 Less: Income tax effects and adjustments (0.04) (0.01) Non-IFRS net income per share - diluted $0.08 $0.47 to $0.48 Weighted-average shares used in computing diluted IFRS net loss per share 231 million to 233 million 231 million to 233 million Dilution from share options and RSUs (1) 13 million 11 million Weighted-average shares used in computing diluted non-IFRS net income per share 244 million to 246 million 242 million to 244 million IFRS net cash provided by operating activities $285 million to $300 million Less: Capital expenditures (25 million) to (30 million) Free cash flow $260 million to $270 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2018 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive. (1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2018 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.

Forward-looking statements

This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our profitability, products, customers, ecosystem, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.

We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled "Risk Factors" in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com.

About non-IFRS financial measures

Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

Our non-IFRS financial measures reflect adjustments based on the items below:

- Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.
- Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.

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Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

- As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
- For planning purposes, including the preparation of our annual operating budget;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our board of directors concerning our financial performance.

The tables in this shareholder letter titled "Reconciliation of IFRS to non-IFRS results" and "Reconciliation of IFRS to non-IFRS financial targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

About Atlassian

Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 112,000 customers, across large and small organizations — including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media contact: Paul Loeffler, press@atlassian.com

ATLASSIAN Q2 FY18 21